4/6/2010

Mr Samir Burshan
Ms. Lori Burshan
Mr. David Sylvester
Mr. James Zweifel

RE: Resignation

To whom it may concern:
Due to person reasons, I have elected to resign as a member of the Board of Directors of Prismone Group, Inc.  Please accept this as my resignation with immediate effect.

Sincerely,

/s/ James E. Cohen, Jr.
James E. Cohen, Jr.